Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Nor[redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 22.02.2002

ORK – Trade subject to notification: Nera

Orkla's Financial Investments division has 22 February 2002 sold 160,000 shares in Nera ASA at a price of NOK 16.90 per share. After this transaction Orkla owns 12,293,963 shares in Nera, representing an ownership stake of 9.9%.

dlw 3/13